SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. RADA Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held December 2, 2003.

2.   RADA Electronic Industries Ltd Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.
                                November 3, 2003

                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders to be held at 10 a.m. on Tuesday, December 2, 2003 at our offices at 7 Giborei Israel Street, Netanya, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     (1) The election of one Class A director for a term expiring in 2006, one Class B director for a term expiring in 2004 and two outside directors for terms expiring in 2006;

     (2) Ratification of the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Audit Committee and the Board of Directors to fix their remuneration;

     (3) Consideration and receipt of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2002;

     (4)  Approval of the terms of compensation for our outside directors;

     (5) Approval of the terms of compensation for Asaf Agmon, a member of our Board of Directors and of our Audit Committee;

     (6)  Adoption of our 2003 Israeli Stock Option Plan;

     (7)  Approval of the grant of 584,000 options to our directors; and

     (8) The transaction of any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Herzle Bodinger,
                                            Chairman of the Board of Directors
Netanya, Israel
November 3, 2003

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Annual General Meeting of Shareholders, or Meeting, to be held on Tuesday, December 2, 2003 at 10 a.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of one Class A director for a term expiring in 2006, one Class B director for a term expiring in 2004 and two outside directors for terms expiring in 2006; (ii) ratification of the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Audit Committee and the Board of Directors to fix their remuneration; (iii) consideration and receipt of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2002; (iv) approval of the terms of compensation for our outside directors; (v) approval of the terms of compensation for Asaf Agmon, a member of our Board of Directors and of our Audit Committee; (vi) adoption of the our 2003 Israeli Stock Option Plan;
(vii) approval of the grant of 584,000 options to our directors; and (viii) the transaction of any other business that may properly come before the meeting.

     Our Annual Report to Shareholders for the year ended December 31, 2002 that includes our audited financial statements for the fiscal year ended December 31, 2002 is enclosed but is not part of the proxy solicitation materials. The Annual Report, the proxy card and this Proxy Statement are being mailed to shareholders on or about November 3, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

     As of October 30, 2003, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 18,510,716 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.005 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     The election of the Class A director and the Class B director and each of the other proposals to be presented in the Meeting require an affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon. The election of each of the two Outside Directors, Ms. Hava Snir and Mr. Zvi Tropp, requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that such majority includes at least one third of the non-controlling shareholders represented and voting at the Meeting, or that the total shareholdings of those who are not controlling shareholders of our company that vote against their election do not represent more than 1% of the voting rights in our company.

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. Abstentions are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of October 30, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                   Number of
                                                   Ordinary Shares           Percentage of Outstanding
Name of Beneficial Owner                           Beneficially Owned(1)     Ordinary Shares(2)
------------------------                           ---------------------     ------------------
Howard P.L. Yeung (3)(4)(5).......................     20,672,973                 67.1%
Kenneth Yeung (6).................................      1,350,086                  7.3
Most Worth Investment Ltd. (7)....................      1,100,000                  5.9
Yekotel Zeit (8)..................................      1,487,755                  7.5
Chaim Hershkovitz (9).............................      1,260,204                  6.4
Herzle Bodinger...................................         --                      --
Asaf Agmon (10)...................................         26,667                   *
Adrian Berg (11)..................................         88,600                   *
Roy Kui Chuen Chan (12)...........................         61,934                   *
Hava Snir.........................................            --                   --
Zvi Tropp.........................................            --                   --
Benzion Gruber (13)...............................        203,708                   *
Peter N. Kyros, Jr................................            --                   --
All   officers   and   directors  as  a
group (12 persons) (14) ..........................        716,576                  3.7

--------
*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 18,510,716 ordinary shares issued and outstanding as of October 30, 2003.

(3) Of the 20,672,973 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, each of Mr. Howard P. L. Yeung and Mr. Kenneth Yeung may be deemed to be the beneficial owners of all of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 3,781,995 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(6)  All such shares are held directly by Horsham Enterprises Ltd. See note 3.

(7) Most Worth Investments Ltd. is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kongv Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments Ltd.

(8) Includes 1,365,306 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire on June 30, 2007.

(9) Includes 1,158,163 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire on June 30, 2007.

(10) Includes 26,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options expire in October 2013.

(11) Includes _84,000 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(12) Includes 57,334 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $ 1.34 per share. Such options expire on October 30, 2013.

(13) Includes (i) 102,041 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share. Such warrants expire on June 30, 2007, (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.75 per share. Such warrants expire on June 30, 2004 and 26,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(14) Includes 144,000 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price ranging from $3.75 to $6.25 issued to an officer, 191,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 204 at an exercise price of $0.69 per share issued to officers and 194,668 ordinary shares issuable upon the exercise of options exercisable as of January1, 2004 at an exercise price of $1.34 per share.

                              ELECTION OF DIRECTORS
                     (Items 1A, 1B and 1C on the Proxy Card)

     Our Board of Directors is divided into three classes. Generally, at each annual meeting one class of directors will be elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law who hold office for a term of three years, which may be extended only once for additional three years period. All the members of our Board of Directors (except the outside directors as detailed herein) may be reelected upon completion of their term of office.

     The incumbent Class B directors and Class C directors will hold office until the 2004 and 2005 Annual General Meetings of Shareholders, respectively, or until their successors are duly elected and qualified. The term of the Outside Directors and of the director currently serving as a Class A director expires with this Meeting.

     The Board of Directors proposes the election of Mr. Roy Kui Chuen Chan to serve as Class A director, to hold office for three years until the Annual General Meeting of Shareholders to be held in 2006, and Mr. Asaf Agmon to serve as Class B director to hold office for one year until the Annual General Meeting of Shareholders to be held in 2004, or until their successors are elected and qualified. Messrs. Roy Kui Chuen Chan and Asaf Agmon are currently serving as members of the Board of Directors.

     The Board of Directors proposes the election of Ms. Hava Snir and Mr. Zvi Tropp to serve as Outside Directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2006, and until their successors are elected and qualified. Ms. Snir and Mr. Tropp are currently serving as our Outside Directors. Under the Israeli Companies Law their term may be extended only once, for an additional three year period.

     Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are expected to be available.

     Under the Companies Law, the election of the two Outside Directors, Ms. Snir and Mr. Tropp requires the affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon, provided that either (i) at least one third of the non- controlling shareholders with respect to their election represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our Company. The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Roy Kui Chuen Chan and Asaf Agmon.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with our company, principal occupation, business history and other directorships held.

Nominee for Election as Class A Director for Terms Expiring in 2006

     Roy Kui Chuen Chan, 56, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1984 Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. Bar since 1979 after he completed five years of training at Turners Solicitors.

Nominee for Election as Class B Director for Term Expiring in 2004

     Asaf Agmon, 55, served as non-employee independent director from May 1999 until December 2002. On December 23, 2002 he was nominated as a director by our Board of Directors to serve as a Class B director. Mr. Agmon has served as chief executive officer of Solgood Trading Ltd., an Israeli company, since 1998. Brigadier General (Res.) Agmon served in the Israeli Air Force from 1967 until 1998 as a fighter pilot while holding various command positions. During the last three years of his service, Mr. Agmon served as the Israeli Military and Defense Attache to Japan and South Korea. Mr. Agmon holds a B.A. degree in Economics and Business Administration from Tel Aviv University and an M.A. degree in International Affairs from Haifa University. Mr. Agmon is also a graduate of the RAF Staff College in the U.K. and of the National Defense Institute of Israel.

Nominees for Election as Outside Directors for Terms Expiring in 2006

     Hava Snir, 60, has served as an outside director since November 2000. Ms. Snir has been an attorney for over 25 years and has been self-employed since January 1999. From June 1989 until July 1998, Ms. Snir was a prosecutor with the Taxation and Economics Office of the Tel Aviv District Attorney, specializing in securities laws and white-collar crimes. Ms. Snir received her qualification as a lawyer and has been a member of the Israel Bar since 1971. She is a member of the Taxes Committee and the Sub-Committee for V.A.T. and Customs Duty of the Israel Bar Association and serves as Chairman of the V.A.T. and Property Tax Appeal Committee of the Israeli Ministry of Finance and as a member of the Ethics Committee of the Israeli Ministry of Health. Ms. Snir holds a B.A. degree in Law from the Hebrew University of Jerusalem and spent a year at Harvard University where she took law courses.

     Zvi Tropp, 62, has served as an outside director since November 2000. From 2001 and until June 2003 Mr. Tropp has served as Senior Vice President and CFO of Enavis Networks Ltd., an Israeli communication company. Mr. Tropp has served as Senior Consultant with Zenovar Consultants Ltd., an Israeli company providing consultancy services with respect to business organization, marketing and real estate, since May 1998. Mr. Tropp was Vice President-Finance and Business Development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions, the last of which was as Vice President-Finance, with Caniel Ltd., an Israeli can manufacturer, for over five years. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as Chief Economic Adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M. whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and a M.Sc. degree in Agricultural Economics, both from the Hebrew University.

     The Board of Directors recommends a vote FOR the election of each nominee for directors named above.

Directors Continuing in Office

     Herzle Bodinger, 60, joined us in May 1997 as the President of our U.S. subsidiary, RADA Electronic Industries Inc., in charge of international marketing activities and was appointed our President in June 1998. He has served as Chairman of our Board since July 1998 and served as Chief Executive Officer from June 1998 until 2002. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University. Mr. Bodinger is a Class B director whose term will expire in 2004.

     Adrian Berg, 55, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co. Mr. Berg is a Class C director whose term will expire in 2005.

     Ben Zion Gruber, 45, has served as a director since 2002, and was elected as a designee of the shareholders (other than Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of Tank Battalion. Mr. Gruber holds, an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the board of directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of Kefar Shaul Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations. Mr. Gruber is a Class C director whose term will expire in 2005.

     Peter N. Kyros, Jr., 54, has served as a director since 2002, and was elected as a designee of our controlling shareholder, Mr. Howard P. L. Yeung. Since 1993 Mr. Kyros has acted as the president and CEO of Potomac Golf Properties LLC, a real estate development company. Between 1986 and 1993 Mr. Kyros acted as a General Counsel to Potomac Investment Associates. Between 1980 and 1986 Mr. Kyros was a partner in the law firm of Winston & Strawn in Washington D.C. Mr. Kyros acted as Deputy Counsel to the Vice President of the United States during the years 1977-1980 and as Deputy Counsel to the Committee on the Budget of the U.S. Senate between the years 1975 and 1976. Mr. Kyros holds a J.D. from the University of Virginia School of Law and a B.A. from Yale University. Mr. Kyros is a Class C director whose term will expire in 2005.

                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.

     The Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. The members of our audit committee are Ms. Snir and

Messrs. Tropp and Agmon. Each of these directors meets the independent requirements of the Nasdaq, and Ms. Snir and Mr. Tropp qualify as outside directors under the Israeli Companies Law.

Designees for Directors

     Pursuant to two private placement agreements entered into in June and August 1997, we sold an aggregate of 695,200 ordinary shares to Horsham Enterprises Ltd. As part of the transactions, Horsham Enterprises Ltd. acquired an additional 54,000 ordinary shares from another shareholder, Kellstrom Industries Inc. In a private placement effected by us in June 1999, Horsham Enterprises Ltd. acquired from us an additional 554,400 ordinary shares. As a result of these share purchases and additional share purchases in the open market, Horsham Enterprises Ltd. became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 7.3% of our ordinary shares. During the negotiations for the 1997 private placement agreements, we undertook to bring before our Board of Directors two designees of Horsham Enterprises Ltd. for their approval by the Board as nominees for director. In November 1997, Mr. Adrian Berg and Mr. Roy Kui Chuen Chan were elected to the Board of Directors. In November 2002, Mr. Peter N. Kyros, Jr. was elected to the Board of Directors as an additional designee of Horsham Enterprises Ltd.

     Pursuant to a private placement agreement entered into on May 15, 2002, we sold an aggregate of 6,240,816 ordinary shares (including 4,302,041 currently exercisable warrants) to group of investors represented by Mr. Hillel Schwartz, Mr. Ben Zion Gruber and Mr. Henri Lefkowitz. As part of the private placement agreement, we undertook to bring before our Board of Directors one designee of such investors for his approval by the Board as a nominee for director. On July 18, 2002, our board approved Mr. Gruber as a nominee for Class C director.

Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002.

                                                   Salaries, fees,           Pension, retirement
                                                commissions and bonuses      and similar benefits
                                                -----------------------      --------------------
 All directors  and executive  officers
   as a group, consisting of nine persons            $699,378                        $98,764

 -----------------
(1) Includes expenses incurred for cars made available to officers, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     During the year ended December 31, 2002, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($213) plus an annual fee of NIS 18,000 ($3,830). In addition, during the year ended December 31, 2002 we paid another director who is not employed by us, an annual fee of $10,000 and a per meeting attendance fee of $400.

     As of December 31, 2002, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 462,000 ordinary shares, at exercise prices ranging from $3.75 to $10 per share, with vesting over three years. Such options expire on various dates between November 2003 and December 31, 2009. All such options were issued under our 1993, 1994, 1996, and 1999 employee stock option plans.

     Additionally, as of December 31, 2002, our directors and officers as a group held warrants to purchase an aggregate of 257,041 ordinary shares, at exercise prices ranging from $2.00 to $2.75 per share. 177,041 warrants were purchased as part of the private placements of our shares (prior to nomination as director) in 2001 and 2002 of which 75,000 warrants' original expiration date was June 30, 2003 but then extended by our Board until June 30, 2004, and 102,041 warrants expire on June 30, 2007. In September 2002 Messrs Azancot, Bodinger, Berg and Chan waived all their rights to purchase ordinary shares from us pursuant to all outstanding options and warrants that were granted to each of them. All of the warrants previously granted to Mr. Agmon expired in March 2003.

Stock Option Plans

1993 Stock Option Plan

     Our 1993 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1993 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1993 Stock Option Plan, are in a position to contribute significantly to our success. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1993 Stock Option Plan, of the form of option.

     Options granted under the 1993 Stock Option Plan may be for a maximum term of ten years from the date of grant. The 1993 Stock Option Plan itself will expire on November 23, 2003 (unless sooner terminated by action of the board of directors) and no options can be granted after such date. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

     Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

     Our Board of Directors may, in its discretion, modify, revise or terminate the 1993 Stock Option Plan at any time, but the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, and the permissible maximum term of options may not be increased, without the consent of our shareholders.

     The 1993 Stock Option Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     As of October 30, 2003, options to purchase 55,600 ordinary shares had been granted to 16 employees and directors, at an average exercise price of $5.45 per share. All of such options are currently exercisable. To date, no options have been exercised.

1994 Stock Option Plan

     Our 1994 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1994 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1994 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1994 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 30, 2003, options to purchase 40,400 ordinary shares had been granted to 9 employees and directors at an average exercise price of $4.35 per share. All of such options are currently exercisable. To date, no options have been exercised.

1996 Stock Option Plan

     Our 1996 Stock Option Plan authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 240,000 ordinary shares, who, in the judgment of the board of directors or, are in position to contribute significantly to our success. The terms of the 1996 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 30, 2003, options to purchase 6,800 ordinary shares had been granted to 3 employees and directors at an average exercise price of $3.58 per share. No options have been exercised to date.

1999 Stock Option Plan

     Our 1999 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 1,040,000 of our ordinary shares. Options under the 1999 Stock Option Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors, if appointed in the future, a committee which will administer the 1999 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1999 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 30, 2003, options to purchase 343,000 ordinary shares had been granted to 18 employees at an average exercise price of $4.24 per share. Of such options, options to purchase 370,400 ordinary shares are currently exercisable. All of such options are currently exercisable. No options have been exercised to date

                             APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     Our Board of Directors first appointed Luboshitz Kasirer, independent certified public accountants in Israel, then a member firm of Arthur Andersen, as our auditors in 1999 and has reappointed the firm, which is now a member firm of Ernst & Young Global, as our auditors since such time. Luboshitz Kasirer has no relationship with us or any of our affiliates except as auditors. As a result of Luboshitz Kasirer's knowledge of our operations, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Audit Committee and Board of Directors recommend that Luboshitz Kasirer be selected as our auditors for the fiscal year ending December 31, 2003 and recommend that the shareholders ratify and approve the selection. The remuneration of Luboshitz Kasirer will be fixed by the Audit Committee and Board of Directors according to the scope and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young International, to conduct the annual audit of our financial statements for the year ending December 31, 2003, and authorization for the Audit Committee and Board of Directors to fix their remuneration in accordance with the scope and nature of their services is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.



           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 3 on the Proxy Card)

     At the Meeting, our Consolidated Financial Statements for the year ended December 31, 2002 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and accept our Consolidated Financial Statements for the year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2002.

                COMPENSATION FOR THE COMPANY'S OUTSIDE DIRECTORS
                           (Item 4 on the Proxy Card)

     Pursuant to the Companies Law, an outside director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an Outside Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an outside director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee
(including  written  resolutions,   meetings  of  committees  of  the  Board  of
Directors, or convened by our Chief Executive Officer), up to the amounts specified in the Companies Regulations. An outside director is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with his or her service as an outside director. The Israeli Companies Law requires that the terms of compensation to outside directors be approved by the Audit Committee, the Board of Directors, and thereafter, the General Meeting of Shareholders, unless such payments are determined according to the fixed amount specified in the Companies Regulations.

     Ms. Hava Snir and Mr. Zvi Trop were elected as our outside directors at our Annual General Meeting of Shareholders held on November 15, 2000. They served for a term of three years until this Annual General Meeting of Shareholders and have been recommended to serve as outside directors to hold office for three year terms until the 2006 Annual General Meeting of Shareholders.

     Our Audit Committee and our Board of Directors has resolved that the outside directors shall be paid an annual fee of NIS 19,500 (approximately
$4,300) and a per meeting fee of NIS 1,100 (approximately $240), which are within the limits set forth in the Companies Regulations.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED that the payment of directors' fees to our outside directors for their second term of service as of January 1, 2004 as approved by our company's Audit Committee and Board of Directors is hereby approved and confirmed."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

                      COMPENSATION FOR ONE OF OUR DIRECTORS
                           (Item 5 on the Proxy Card)

     The Israeli Companies Law requires that compensation of directors, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

     Our Audit Committee and our Board of Directors has resolved that Asaf Agmon, one of our independent directors who is not employed by the Company, will be paid an annual fee of NIS 45,000 (approximately $10,000) and a per meeting fee of NIS 1,800 (approximately $400), which is the equal to the compensation previously paid to Mr. Agmon pursuant to resolution of our Audit Committee and Board of Directors and the approval of our shareholders at the Annual Shareholders Meeting which took place on December 2001. All other terms and conditions that applies under the Companies Law and the regulation promulgated pursuant thereto to the payment of compensation to our outside directors shall apply also to the compensation to be paid to Mr. Agmon. Such compensation will be paid to Mr. Agmon for his services as director of the Company during the years 2003 and 2004.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED that the payment of directors fees to Mr. Agmon for the years 2003 and 2004 as approved by our company's Audit Committee and Board of Directors is hereby approved and confirmed."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

                   ADOPTION OF 2003 ISRAELI STOCK OPTION PLAN
                           (Item 6 on the Proxy Card)

     In 1993, 1994, 1996 and 1999, we adopted Stock Option Plans, (providing for the grant of options to purchase up to 1,680,000 of our ordinary shares to the employees, management, officers and directors of our company and of our subsidiaries. In 2002, Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 was amended effective as of January 1, 2003 and our existing plans do not comply with the newly amended provisions of Section 102. Under our original plans, options to purchase 1,498,800 ordinary shares were granted, of which none were exercised and 592,000 options were waived by Messrs Azancot, and Bodinger. As of this date, 423,800 options remain outstanding and 1,253,200 options remain available for grant under the original plans. We do not intend to grant any more options under our original plans, but rather intend to roll-over the remaining options available for grant into a new plan that conforms with the newly amended provisions of Section 102.

     Our Audit Committee and Board of Directors have adopted, subject to shareholder ratification, a new plan, the 2003 Israeli Stock Option Plan, or ISOP, which complies with the amended Section 102 and authorizes the grant of options to purchase up to 2,000,000 ordinary shares. Employees, officers and directors of our company and its subsidiaries are eligible to participate in the ISOP. The ISOP has a term of ten years and will terminate in 2013.

     The provisions of our ISOP are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the ISOP will be taxable under the "capital gains path." Pursuant to this path, the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the elapse of said 24 month period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

     The Board of Directors or a committee of the Board of Directors, the Committee, if appointed, will administer the ISOP. The Board of Directors or the Committee will have the full power to and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board's decisions:

     o    designate participants;

     o determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

     o    determine the Purchase Price of each share subject to an option;

     o    designate the type of options;

     o    make an election as to the type of Approved 102 option;

     o alter any restrictions and conditions of any options or shares subject to any options;

     o    interpret the provisions and supervise the administration of the ISOP;

     o accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

     o    determine the Purchase Price of the option;

     o prescribe, amend and rescind rules and regulations relating to the ISOP; and

     o make all other determinations deemed necessary or advisable for the administration of the ISOP.

     The Board of Directors or the Committee may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

     The Purchase Price of each share subject to an option will be determined by the Board of Directors or the Committee (if permissible under the Israeli Companies Law) in its sole and absolute discretion.

     Options are not assignable or transferable by the optionee. No option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the optionee each optionee's rights to purchase shares may only be exercised by the optionee.

     Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the company or any of its affiliates, to the extent the options have vested.

     The Board of Directors believes that the approval of the ISOP at this Meeting will (i) provide us with the means to attract and retain talented personnel; (ii) result in saving cash, which would otherwise be required to maintain the current employees, officers and directors and attract and adequately reward additional employees, officers and directors; and (iii) enable us to remain competitive in our industry.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED, the 2003 Israeli Stock Option Plan authorizing the grant of options to purchase up to 1,234,000 ordinary shares, par value NIS 0.005 per share, be and is hereby adopted and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

                    GRANT OF 584,000 OPTIONS TO OUR DIRECTORS
                           (Item 7 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation of directors, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

     The majority of our independent directors do not receive any directors' fees, and we do not reimburse them for expenses incurred by them in connection with their services as members of our Board of Directors. In consideration for their valuable contributions to our company and in order to provide them with an incentive to continue to contribute to the development and promotion of our business, our Audit Committee and Board of Directors approved, subject to shareholder ratification, the grant under the 2003 Israeli Stock Option Plan, of options to purchase a total of 584,000 ordinary shares to four of our directors of which 252,000 options were granted to Mr. Adrian Berg, 172,000 options were granted to Mr. Roy Chan and 80,000 options were granted to each of Messrs. Asaf Agmon and Benzion Gruber. The exercise price of the options granted to the directors is $1.34. The options will terminate on October 30, 2013 and will vest over three years commencing on January 1, 2003.. 33 1/3% will vest after one year and the remainder (66 2/3%) will vest over eight equal quarterly installments.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED, that the grant of 584,000 stock options to four of our directors is hereby ratified, adopted and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2002 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: GUY SHELLY, CHIEF FINANCIAL OFFICER.

                                By Order of the Board of Directors,

                                Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: November 3, 2003

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 Giborei Israel Street
                              Netanya 42504, Israel


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 2, 2003 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE. VOTES CANNOT BE CAST FOR NOMINEES FOR OUTSIDE DIRECTOR UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A CONTROLLING INTEREST IN THE COMPANY.


                (Continued and to be signed on the reverse side)

                        ANNUAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED

                                December 2, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------


(1A) The election of one Class A and one Class B Director.

         [ ]     FOR ALL NOMINEES

         [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES

                  NOMINEES:

         ( )     Roy Kui Chuen Chan - Class A Director

         ( )     Asaf Agmon - Class B Director



INSTRUCTION:      To withhold authority to vote for any individual nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

     Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a controlling interest in the company (as described in the proxy statement) with respect to the election of the nominees for outside director.


(1B) To elect Hava Snir as an outside director for a term of three years.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

Do you have a controlling interest with respect to the election of Hava Snir as an outside director? YES ____ NO _____



(1C) To elect Zvi Tropp as an outside director for a term of three years.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

Do you have a controlling interest with respect to the election of Zvi Tropp as an outside director? YES ____ NO _____



(2)  Ratification  of the  appointment  of Luboshitz  Kasierer as the  Company's independent auditors for the year ending December 31, 2003 and authorization for the Audit Committee and Board of Directors to fix their remuneration.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(3) Consideration and receipt of the Company's Auditors' Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(4)  Approval of the terms of compensation for our outside directors.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(5) Approval of the terms of compensation for Asaf Agmon, a member of the Board of Directors and Audit Committee.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(6)  Approval of the Company's 2003 Israeli Stock Option Plan.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(7)  Approval of the grant of 584,000 options to our directors.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 12, 2003